

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Jeffrey A. Howard
Chief Executive Officer
Atlanticus Holdings Corporation
Five Concourse Parkway
Suite 300
Atlanta, Georgia 30328

> **Re: Atlanticus Holdings Corporation**
> **Registration Statement on Form S-3**
> **Filed May 10, 2024**
> **File No. 333-279345**

Dear Jeffrey A. Howard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Paul Davis Fancher, Esq.